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                               March 26, 2024

       Zhuo Wang
       Chairman and Chief Executive Officer
       Springview Holdings Ltd
       203 Henderson Road
       #06-01
       Henderson Industrial Park
       Singapore 159546

                                                        Re: Springview Holdings
Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted March 11,
2024
                                                            CIK No. 0002002236

       Dear Zhuo Wang:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
       February 23, 2024 letter.

       Amendment No. 2 to Draft Registration Statement on Form F-1 submitted March 11, 2024

       Cover Page

   1. We note the shares to be offered by selling shareholders that were added in this amendment. Given the
substantial portion of your shares being registered for resale, the short period those
shares have been held since being initially issued to and transferred by your controlling
shareholder Avanta (BVI) Limited on January 23, 2024, please provide us with an analysis of
your basis for determining that it is appropriate to characterize the resale transaction as a
secondary offering under Securities Act Rule 415(a)(1)(i)
 Zhuo Wang
Springview Holdings Ltd
March 26, 2024
Page 2

      as opposed to an indirect primary offering. For guidance, refer to Securities Act Rules
      Compliance & Disclosure Interpretation 612.09.
2. Please revise to clarify when, in relation to the primary firm commitment offering, the selling shareholders are offering their shares, and at what price.
Risk Factors, page 11

3. We note your response to prior comment 3. Please address the risks of your reliance on related party transactions to conduct your business, or advise. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
34

4. We note your disclosure regarding payments to related parties for the years ended
      December 31, 2022 and 2023. Please revise to identify the related parties and, if applicable, reconcile your disclosure with that in Related Party Transactions starting on page 79 of your prospectus.
        Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429
if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameZhuo Wang
                                                            Division of
Corporation Finance
Comapany NameSpringview Holdings Ltd
                                                            Office of Real
Estate & Construction
March 26, 2024 Page 2
cc:       Mengyi    Jason    Ye
FirstName LastName